Filed Pursuant to Rule 433

Registration No. 333-274977

Ameren Corporation

Pricing Term Sheet

November 15, 2023

Issue:	5.70% Senior Notes due 2026 (the “Notes”)
Principal Amount:	$600,000,000
Coupon (Interest Rate):	5.70% per annum
Maturity Date:	December 1, 2026
Benchmark Treasury:	4.625% due November 15, 2026
Benchmark Treasury Price:	99-25 ¾
Benchmark Treasury Yield:	4.696%
Spread to Benchmark Treasury:	+105 basis points
Re-offer Yield:	5.746%
Offering Price (Issue Price):	99.871% of the principal amount
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2024
Optional Redemption:	Prior to November 1, 2026 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Expected Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB (Stable)

Trade Date:	November 15, 2023
Settlement Date:	November 20, 2023 (T+3)**
CUSIP / ISIN:	023608 AP7 / US023608AP74
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC
Co-Managers:	Bancroft Capital, LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 15, 2023.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made against payment therefor on or about the Settlement Date specified above, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially are expected to settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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